UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens J3 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Aegean Marine Petroleum Network Inc. (the “Company”) reports that Apostolos Tsitsirakis has left the Company’s Board of Directors to pursue full time projects.  The Board of Directors has expressed to Mr. Tsitsirakis its thanks for his valuable and selfless service to the Board, the Company and its shareholders.  John Hatab, an independent member of the Board, has been appointed to fill the vacancy on the Board’s Nominating and Corporate Governance Committee created by Mr. Tsitsirakis’s departure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: November 7, 2007	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President